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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of February, 2007

                        Commission File Number: 000-21742

                                   Acergy S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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

Attached herewith as Exhibit 99.1 is a press release, dated February 14, 2007, whereby Acergy S.A. announced results for the fourth quarter and audited full year accounts to November 30, 2006.

FINANCIAL HIGHLIGHTS

                                                        FOURTH QUARTER ENDED        TWELVE MONTHS ENDED(a)
                                                     --------------------------   --------------------------
IN $ MILLIONS                                         Nov.30.06      Nov.30.05     Nov.30.06      Nov.30.05
                                                     -----------    -----------   -----------    -----------
Net operating revenue from continuing operations     $     612.8    $     463.4   $   2,124.2    $   1,483.3

Gross profit                                               110.7           84.6         394.5          238.5

Net operating income from continuing operations             72.6           56.6         286.7          152.0

Income from continuing operations                           74.2           53.9         220.9          106.4

Income/(Loss) from discontinued operations                  (6.2)          18.1         (19.3)           6.0

Gain on disposal of discontinued operations                    -           27.1          35.1           27.1

Net income                                           $      68.0    $      99.1   $     236.7    $     139.5

                                                        FOURTH QUARTER ENDED        TWELVE MONTHS ENDED(a)
                                                     --------------------------   --------------------------
PER SHARE DATA                                        Nov.30.06      Nov.30.05     Nov.30.06      Nov.30.05
                                                     -----------    -----------   -----------    -----------
Earnings per share from continuing operations        $      0.36    $      0.27   $      1.10    $      0.54
(Diluted)

Earnings per share from discontinued operations      $     (0.03)   $      0.23   $      0.08    $      0.17
(Diluted)

Net earnings per share (Diluted)                     $      0.33    $      0.50   $      1.18    $      0.71

Weighted-average number of common shares and
common share equivalents outstanding (Diluted)
(millions)                                                 210.0          196.3         201.1          195.5

Recommended dividend per share                       $      0.20              -   $      0.20              -

(a) Figures have been extracted from the audited Consolidated Financial Statements for 2005 and 2006

HIGHLIGHTS

- High volume quarter with $612.8 million in net operating revenue from continuing operations

- Solid quarterly net income of $74.2 million from continuing operations, in line with expectations

-    $500 million of Convertible Notes issued in the quarter

-    Recommendation to introduce a dividend of $0.20 per share

OPERATING REVIEW
Acergy Africa and Mediterranean - The Erha and Okume projects were satisfactorily completed and good progress made on EPC2B, which is now in its final phase. With an increased scope of work, the installation phase of Greater Plutonio began at the end of the fourth quarter with the new J-Lay system on the Acergy Polaris performing ahead of expectations during this initial phase. Good project results during the quarter compensated for the Acergy Polaris being out of action for most of the quarter for a planned major upgrade. In the third quarter of 2007 the challenging deepwater Moho Bilondo project moves into the installation phase. 2006 was a good year for Africa and the Mediterranean with record revenues, high levels of asset utilisation and timely project delivery.

Acergy Northern Europe and Canada - All of the ships in the North Sea again saw high levels of utilisation in the fourth quarter. The Langeled contract was very successfully completed with the Acergy Piper moving on to the Ekofisk pipelay at quarter end. A divers' strike affected operations in the North Sea causing delays and extra costs to reschedule programmes. We also experienced delays on the Britannia Satellites project due to trenching difficulties and bad weather. Despite these setbacks Northern Europe and Canada has again turned in a very satisfying performance for the full year.

Acergy North America and Mexico - The fourth quarter saw further deterioration in the discontinued operations on the remaining project in Trinidad due primarily to project close-out costs. This project was substantially completed in January 2007. The break even result from continuing operations was achieved by support for international operations as well as a limited contribution from domestic projects.

Acergy South America - The Acergy Condor and Acergy Harrier, on long term contract to Petrobras, delivered improved margins from high levels of utilisation throughout the quarter. The Pertinacia will become the third ship on long term day rate contract to Petrobras in the second quarter of 2007. The PRA-1 lump sum contract, our first of this type for Petrobras, progressed towards the installation phase which is commencing during the first quarter of 2007 with the Acergy Discovery.

Acergy Asia and Middle East - Positive results on the Sakhalin projects were partly offset by operational delays on the Dai Hung and Kerisi projects where progress was slower than anticipated due partly to the knock on effect of the North Sea divers' strike. The process of building up the infrastructure in Asia to manage large deepwater projects gathered momentum throughout the year. This made the breakeven target for the full year a real challenge, which was met following successful resolution of a tax case. Contract tendering for the Sapura 3000 and Toisa Proteus remains very active.

Asset Development
The new build and conversion programmes on ships progressed throughout the fourth quarter of 2006 against a backdrop of supplier delays and cost escalations. The Pertinacia is expected to transit to Brazil to start her contract with Petrobras in the second quarter of 2007. The Polar Queen, which is now in the final part of her conversion, should be operational in the second quarter of 2007. The Toisa Proteus and the Acergy Viking are also expected to join the fleet in the second quarter and the Sapura 3000, in which we have a 50% interest through our Sapura Acergy joint venture, is expected to be operational in the third quarter of 2007. The Skandi Acergy is expected to join the fleet in the second quarter of 2008.

Financial Review
Fourth Quarter
Net operating revenue from continuing operations for the fourth quarter of 2006 increased to $612.8 million from $463.4 million in the same period in 2005, due to continued high activity levels in West Africa and the North Sea.

Net operating income from continuing operations for the fourth quarter was $72.6 million, compared to $56.6 million for the same period in 2005. The increase was due to satisfactory project completion and higher utilisation of major assets.

Non-consolidated joint ventures contributed $3.5 million in the fourth quarter as expected compared to $12.4 million for the equivalent quarter in 2005. This was partly due to the Stanislav Yudin in the Seaway Heavy Lifting joint venture, being in dry dock during the period and other project specific joint ventures coming to an end.

Income from continuing operations was $74.2 million for the fourth quarter, compared to $53.9 million in the same period in 2005. After including a loss from discontinued operations of $6.2 million, net income from all operations for the quarter ended November 30, 2006 was $68.0 million. This compares to net income from all operations of $99.1 million for the same period in 2005 after a gain of $45.2 million from discontinued operations.

The cash and cash equivalents position at the quarter end was $717.5 million, compared to $325.3 million at the quarter ended August 31, 2006. Total advance billings at the quarter end was $234.8 million, compared to $265.3 million at the quarter ended August 31, 2006. Due to the completion of the issue of the Convertible Notes during the period, debt at quarter end was $509.5 million, compared to $9.5 million at the quarter ended August 31, 2006. Capital expenditure in the fourth quarter was $36.7 million.

FULL YEAR
Net operating revenue for the full year from continuing operations was $2,124.2 million, a 43% increase on net operating revenue from continuing operations of $1,483.3 million for the full year 2005. The increase was driven mainly by the significant growth in SURF activity in West Africa and the North Sea.

Net operating income from continuing operations for the full year was $286.7 million, compared to $152.0 million for the same period in 2005. The increase was due to a higher level of activity and satisfactory project completion.

Non-consolidated joint ventures had a good year with a $41.3 million contribution compared to $26.9 million for the full year in 2005, an improvement broadly in line with consolidated activities. Seaway Heavy Lifting and NKT Flexibles were the major contributors with project specific joint ventures all performing well throughout the year.

Net income from discontinued operations was $15.8 million after a $35.1 million gain on the sale of assets.

Under the share buyback programme initiated in September 2006, a total of 914,800 shares, representing 0.47% of issued shares, had been purchased as at November 30, 2006. 4,849,700 shares, representing 2.49% of issued shares, had been purchased as at February 12, 2007. These shares are held as Treasury shares in addition to the 879,121 Common Shares held indirectly as ADR's also in Treasury.

The Board have resolved to recommend the payment of a dividend of $0.20 per share for 2007, subject to shareholder approval, at the annual general meeting.

CURRENT TRADING
The backlog for continuing operations as at November 30, 2006 was $2.6 billion, of which approximately $1.7 billion is for execution throughout 2007. The group also held an additional $301 million in pre-backlog at the quarter end.

In $ millions as at:    Nov.30.06     Aug.31.06     Nov.30.05
                       -----------   -----------   -----------
Backlog(1)                   2,587         2,618         2,194
Pre-Backlog(2)                 301           302           518

(1) Backlog restated to exclude amounts related to discontinued operations in Acergy North America and Mexico of $11.2 million (November.30.06), $16.3 million (August.31.06) and $23.5 million (November.30.05). Backlog reflects the stated value of signed contracts.

(2) Pre-backlog reflects the stated value of signed letters of intent and the expected value of escalations on frame agreements.

OUTLOOK
Following rapid growth over the past two years and progressive improvements in project execution, Acergy delivered solid results in 2006. The focus of the group in 2007 will be to consolidate activities with the delivery of new ships and the integration of new people. Our total quality management programme will play an important part in this process, we believe, by laying the foundation for a further improvement in our margin generation in future years.

The group therefore anticipates revenue growth of approximately 10% for 2007, and we expect to return to a more rapid rate of growth thereafter. Backlog is expected to grow particularly in

West Africa, where the volume of bids outstanding at year end was 70% up on the previous year, and in Asia where the level of bidding is three times the level at this time last year.

The group now has market visibility through to 2012 with strong financial resources to support growth. Management expects that the strong market conditions that we have been experiencing over recent months will be maintained. Acergy is on course to sustain its growth through the end of the decade with a significant part of the project work for the next three years already at, or close to, the bidding stage.

                          ACERGY S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (in $ millions, except share and per share data)

                                                               THREE MONTHS ENDED          TWELVE MONTHS ENDED(a)
                                                             NOVEMBER      November       NOVEMBER      November 30,
                                                             30,2006       30,2005        30, 2006        30, 2005
                                                            ----------    ----------    ------------    ------------
   Net operating revenue from continuing operations         $    612.8    $    463.4    $    2,124.2    $    1,483.3
   Operating expenses                                           (502.1)       (378.8)       (1,729.7)       (1,244.8)
                                                            ----------    ----------    ------------    ------------
   Gross Profit                                                  110.7          84.6           394.5           238.5
   Share in net income of non-consolidated joint ventures          3.5          12.4            41.3            26.9
   Selling, general and administrative expenses                  (43.6)        (38.7)         (149.4)         (119.9)
   Impairment of long-lived tangible assets                       (1.4)         (6.1)           (2.1)           (7.1)
   Gains/(Losses) on disposal of subsidiaries and
   long-lived tangible assets                                      4.5          (0.6)            3.9             7.5
   Other operating income/(expense), net                          (1.1)          5.0            (1.5)            6.1
                                                            ----------    ----------    ------------    ------------
   Net operating income from continuing operations                72.6          56.6           286.7           152.0
   Interest income/(expense), net                                  5.5           0.3            14.6            (0.1)
   Foreign currency exchange gains/(losses), net                   1.7         (11.5)            0.5           (22.2)
                                                            ----------    ----------    ------------    ------------
   Income before minority interests and taxes from
   continuing operations                                          79.8          45.4           301.8           129.7
   Minority interests                                             (2.8)         (4.5)           (7.3)          (10.4)
                                                            ----------    ----------    ------------    ------------
   Income before income taxes from continuing operations          77.0          40.9           294.5           119.3
   Income tax (provision)/benefit                                 (2.8)         13.0           (73.6)          (12.9)
                                                            ----------    ----------    ------------    ------------
   Income from continuing operations                              74.2          53.9           220.9           106.4
   Income/(Losses) from discontinued operations                   (6.2)         18.1           (19.3)            6.0
   Gains  on disposal of discontinued operations                     -          27.1            35.1            27.1
                                                            ----------    ----------    ------------    ------------
   Net income                                               $     68.0    $     99.1    $      236.7    $      139.5
                                                            ==========    ==========    ============    ============
   PER SHARE DATA
   Net earnings per Common Share and Common Share
   equivalent
                Basic
                Continuing operations                             0.38          0.28            1.15            0.56
                Discontinued operations                          (0.03)         0.24            0.08            0.17
                                                            ----------    ----------    ------------    ------------
                Net earnings                                $     0.35    $     0.52    $       1.23    $       0.73
                                                            ==========    ==========    ============    ============
                Diluted
                Continuing operations                             0.36          0.27            1.10            0.54
                Discontinued operations                          (0.03)         0.23            0.08            0.17
                                                            ----------    ----------    ------------    ------------
                Net earnings                                $     0.33    $     0.50    $       1.18    $       0.71
                                                            ==========    ==========    ============    ============
   Weighted average number of Common Shares
   and Common Share equivalents outstanding
                Basic                                            193.1         191.9           192.7           191.1
                Diluted                                          210.0         196.3           201.1           195.5

SELECTED  INFORMATION - CONTINUING OPERATIONS
  Cash outflows for capital expenditures                          36.7          16.4           193.2            77.3
  Depreciation and amortisation                                   15.2          14.9            58.6            56.9
  Dry-dock amortisation                                            3.6           3.2            14.8            11.6

(a) Figures have been extracted from the audited Consolidated Financial Statements for 2005 and 2006

                          ACERGY S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in $ millions)

                                                                   AS AT             As at
                                                                 NOVEMBER 30,     November 30,
                                                                   2006(a)          2005(a)
                                                                -------------    -------------
ASSETS
  Cash and cash equivalents                                     $       717.5    $       316.0
  Assets held for sale                                                   16.7             42.8
  Other current assets(b)                                               669.4            468.2
  Long-lived tangible assets, net of accumulated depreciation           645.6            457.7
  Other non-current assets                                              160.0             99.8
                                                                -------------    -------------
         Total assets                                           $     2,209.2    $     1,384.5
                                                                =============    =============
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current portion of long term debt and capital lease
   obligations                                                            2.4              0.8
  Other current liabilities                                             917.1            843.0
  Long term debt and capital lease obligations                          507.1              8.7
  Other non-current liabilities                                          64.2             49.9
  Minority interests                                                     18.7             26.4
  Shareholders' equity
    Common Shares                                                       389.0            385.5
    Paid-in-surplus                                                     475.0            461.5
    Accumulated deficit                                                (154.3)          (391.0)
    Accumulated other comprehensive income                                7.5              0.7
    Treasury stock                                                      (17.5)            (1.0)
                                                                -------------    -------------
         Total shareholders' equity                                     699.7            455.7
                                                                -------------    -------------
         Total liabilities and shareholders' equity             $     2,209.2    $     1,384.5
                                                                =============    =============

(a) These figures have been extracted from the audited Consolidated Financial Statements for 2005 and 2006.

               ACERGY S.A. AND SUBSIDIARIES - SEGMENTAL ANALYSIS
                                 (in $ millions)

The group has six reportable segments based on the geographic distribution of its activities as follows: Acergy Africa and Mediterranean covers activities in Africa and the Mediterranean; Acergy Northern Europe and Canada includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan; Acergy North America and Mexico includes all activities in the United States, Mexico, Central America and Western Canada; Acergy South America incorporates activities in South America and the islands of the southern Atlantic Ocean; Acergy Asia and Middle East includes all activities in Asia Pacific, India and the Middle East (but excludes the Caspian Sea). Acergy Corporate includes all activities that serve more than one segment. These include the activities of Paragon Engineering Services, Inc. up to the date of its disposal, and the SHL and NKT joint ventures. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one segment; and management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

For the three months ended                            ACERGY       ACERGY       ACERGY       ACERGY    ACERGY     ACERGY     TOTAL
November 30, 2006                                   AFRICA &      NORTHERN      NORTH        SOUTH     ASIA &   CORPORATE
                                                  MEDITERRANEAN   EUROPE &     AMERICA &    AMERICA    MIDDLE
(in $ million)                                                     CANADA      MEXICO(b)                EAST
                                                  -------------   ---------   ----------   --------   -------   ---------  --------
Net operating revenue -  external (a)                     327.7       217.3          1.8       31.1      33.9        1.0      612.8
Income / (loss) from operations                            53.8        26.0          1.9        2.4      (2.0)      (9.5)      72.6
  Interest income, net                                                                                                          5.5
  Foreign exchange gain                                                                                                         1.7
                                                                                                                           --------
Income before minority interests and taxes from continuing operations                                                      $   79.8
                                                                                                                           --------

For the three months ended                            Acergy       Acergy       Acergy       Acergy    Acergy     Acergy     Total
November 30, 2005                                   Africa &      Northern      North        South     Asia &   Corporate
                                                  Mediterranean   Europe &     America &    America    Middle
(in $ million)                                                     Canada      Mexico(b)                East
                                                  -------------   ---------   ----------   --------   -------   ---------  --------
Net operating revenue - external (a)                      232.7       164.5         13.6       13.0      40.3        (0.7)    463.4
Income / (loss) from operations                            16.9        26.3         (4.2)      (3.2)      4.1        16.7      56.6
  Interest income, net                                                                                                          0.3
  Foreign exchange loss                                                                                                       (11.5)
                                                                                                                           --------
Income before minority interests and taxes from continuing operations                                                      $   45.4
                                                                                                                           --------

For the twelve months ended                           ACERGY       ACERGY       ACERGY       ACERGY    ACERGY     ACERGY     TOTAL
November 30, 2006                                   AFRICA &      NORTHERN      NORTH        SOUTH     ASIA &   CORPORATE
                                                  MEDITERRANEAN   EUROPE &     AMERICA &    AMERICA    MIDDLE
(in $ million)                                                     CANADA      MEXICO(b)                EAST
                                                  -------------   ---------   ----------   --------   -------   ---------  --------
Net operating revenue -  external (a)                   1,045.5       827.2         38.0       82.6     129.8         1.1    2,124.2
Income from operations                                    138.7       122.9          2.9        5.1     (0.3)        17.4      286.7
  Interest income, net                                                                                                          14.6
  Foreign exchange gain                                                                                                          0.5
                                                                                                                           --------
Income before minority interests and taxes from continuing operations                                                         $301.8
                                                                                                                           --------

For the twelve months ended                           Acergy       Acergy       Acergy       Acergy    Acergy     Acergy     Total
November 30, 2005                                   Africa &      Northern      North        South     Asia &   Corporate
                                                  Mediterranean   Europe &     America &    America    Middle
(in $ million)                                                     Canada      Mexico(b)                East
                                                  -------------   ---------   ----------   --------   -------   ---------  --------
Net operating revenue - external (a)                      714.1       579.0         49.1       50.2      80.7        10.2   1,483.3
Income / (loss) from operations                            72.6        65.7         (2.2)      (1.1)      2.8        14.2     152.0
    Interest expense, net                                                                                                      (0.1)
    Foreign exchange loss                                                                                                     (22.2)

                                                                                                                           --------
Income before minority interests and taxes from continuing operations                                                        $129.7
                                                                                                                           --------

(a) Three clients each individually accounted for more than 10% of the group's revenue from continuing operations for the quarter ended November 30, 2006. The revenue from these clients was $287.3 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Three clients in the twelve months period ended November 30, 2006 accounted for more than 10% of the group's revenue from continuing operations. The revenue from these clients was $1,164.9 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. In the quarter ended November 30, 2005, three clients accounted for more than 10% of the group's revenue from continuing operations. The revenue from these clients was $241.8 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Four clients in the twelve months period ended November 30, 2005 accounted for more than 10% of the group's revenue from continuing operations. The revenue from these clients was $915.0 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada, Acergy North America and Mexico and Acergy Asia and Middle East.

(b) Excludes discontinued operations.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997)
and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

FORWARD-LOOKING STATEMENTS: Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ships conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ACERGY S.A.


Date: February 15, 2007                       By: /s/ Stuart Jackson
                                                  ------------------------------
                                                  Name: Stuart Jackson
                                                  Title: Chief Financial Officer